UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SES AI Corporation

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

78397Q 109

(CUSIP Number)

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI, 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON GENERAL MOTORS VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,175,622(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,175,622(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,175,622(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 9,043,889 shares of New SES Class A common stock and 836,826 shares of New SES Class A common stock that may be issued for the benefit of the former holders of SES Holdings Pte. Ltd. common stock (the “Earn-Out Shares.”). General Motors Ventures LLC (“GM Ventures”) is the record holder of 21,090,498 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.

(2)	The percentage reported in this Schedule 13D is based upon 303,989,784 shares of Class A Common Stock outstanding according to the Form 8-K filed by the Issuer on February 8, 2022.

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,056,337 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,056,337 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,056,337 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9(2)
14	TYPE OF REPORTING PERSON OO

(1)

GM Holdings is the record holder of 9,043,889 shares of New SES Class A common stock and 836,826 Earn-Out Shares. GM Ventures is the record holder of 21,090,498 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.

(2)	The percentage reported in this Schedule 13D is based upon 303,989,784 shares of Class A Common Stock outstanding according to the Form 8-K filed by the Issuer on February 8, 2022.

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 33,056,337 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 33,056,337 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,056,337 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 9,043,889 shares of New SES Class A common stock and 836,826 Earn-Out Shares. GM Ventures is the record holder of 21,090,498 shares of New SES Class A common stock and 2,085,124 Earn-Out Shares. GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures and GM Holdings, and GM Holdings may be deemed to share beneficial ownership over the shares of New SES Class A common stock directly owned by GM Ventures.

(2)	The percentage reported in this Schedule 13D is based upon 303,989,784 shares of Class A Common Stock outstanding according to the Form 8-K filed by the Issuer on February 8, 2022.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Shares”), of SES AI Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 35 Cabot Road, Woburn, MA 01801.

Item 2.	Identity and Background

This Schedule 13D is being filed by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), General Motors Ventures LLC, a Delaware limited liability company (“GM Ventures”), and General Motors Company, a Delaware corporation (“GM”) (collectively, the “Reporting Persons”). GM Ventures is a wholly owned subsidiary of GM Holdings, which is a wholly owned subsidiary of GM.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GM, GM Holdings, and GM Ventures is set forth in Exhibit 1. The address of the principal business office of each of the Reporting Persons is 300 Renaissance Center, Detroit, MI, 48265.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 1, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of July 12, 2021 (as amended on September 20, 2021 (the “Business Combination Agreement”), by and among Ivanhoe Capital Acquisition Corp., Wormhole Merger Sub Pte. Ltd., and SES Holdings Pte. Ltd. The transactions contemplated by the Business Combination Agreement (the “Merger”) closed on February 3, 2022 (the “Closing”).

This summary is qualified in its entirety by reference to the text of the Business Combination Agreement, which is filed as Exhibit 2 and is incorporated by reference herein in its entirety.

Item 4.	Purpose of Transaction

The acquisition of the Shares by the Reporting Persons was undertaken for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations, the Reporting Persons may, from time to time or at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

The information contained in Items 3 and 6 of this Schedule 13D are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated herein by reference.

The aggregate percentage of beneficial ownership of General Motors Ventures LLC is approximately 7.6% of the outstanding Shares of the Issuer. Calculations of the percentage of the Shares beneficially owned assumes 303,989,784 shares of Class A Common Stock outstanding according to the Form 8-K filed by the Issuer on February 8, 2022.

The aggregate percentage of beneficial ownership of each of General Motors Holdings LLC and General Motors Company is approximately 10.9% of the outstanding Shares of the Issuer. Calculations of the percentage of the Shares beneficially owned assumes 303,989,784 shares of Class A Common Stock outstanding according to the Form 8-K filed by the Issuer on February 8, 2022.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 1 have any beneficial ownership of any Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, have effected any transactions that may be deemed to be a transaction in the Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

At the Closing, the Issuer, Ivanhoe Capital Sponsor LLC (the “Sponsor”) and certain other holders of the Issuer, including GM Holdings and GM Ventures (the “New SES Holders”), entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement,” which superseded the registration and shareholder rights agreement between Ivanhoe Capital Acquisition Corp. and its initial shareholders), pursuant to which, among other things, the Sponsor and the other parties thereof will be granted certain registration rights, including piggyback registration rights, on the terms and subject to the conditions therein.

Notwithstanding the foregoing, (i) each of the New SES Holders will not transfer any securities of the Issuer for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 3 and is incorporated herein by reference in its entirety.

Director Nomination Agreement

Concurrently with the execution of the Business Combination Agreement, Ivanhoe Capital Acquisition Corp. and SES Holdings Pte. Ltd. entered into a Director Nomination Agreement with GM Ventures, pursuant to which, among other things, GM Ventures will have the right to nominate one person for election to the Issuer’s board from and after the Effective Time (as defined in the Director Nomination Agreement) for so long as GM, together with its affiliates, collectively continue to beneficially own at least 5% of the fully diluted outstanding equity securities of the Issuer.

The foregoing description of the Director Nomination Agreement is qualified in its entirety by reference to the Director Nomination Agreement, which is filed as Exhibit 4 and is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1	Directors and Executive Officers of General Motors Company

2	Business Combination Agreement, dated as of July 12, 2021 (as amended on September 20, 2021, by and among Ivanhoe Capital Acquisition Corp., Wormhole Merger Sub Pte. Ltd., and SES Holdings Pte. Ltd. (incorporated by reference to Annex A to the Proxy Statement filed by Ivanhoe Capital Acquisition Corp. on January 7, 2022)

3	Amended and Restated Registration Rights Agreement (incorporated by reference to Annex K to the Proxy Statement filed by Ivanhoe Capital Acquisition Corp. on January 7, 2022)

4	Director Nomination Agreement (incorporated by reference to Annex L to the Proxy Statement filed by Ivanhoe Capital Acquisition Corp. on January 7, 2022)

5	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

General Motors Holdings LLC

By:	/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

General Motors Ventures LLC

By:	/s/ Joel Stark
Name: Joel Stark
Title: Assistant Secretary

General Motors Company

By:	/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary